FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 14, 2008

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1. Cellcom Israel Announces First Quarter 2008 Results

2. Cellcom Israel Ltd. and its Consolidated Subsidiaries - Financial Statements as at March 31, 2008 (unaudited)

Item 1.

CELLCOM ISRAEL ANNOUNCES
FIRST QUARTER 2008 RESULTS

------------------------

Cellcom Israel Concludes Another Strong Quarter; A Record Quarter in Terms of
 Total Revenues, EBITDA, Operating Income and Net Income:
These record results achieved despite the ongoing price erosions, the increased expenses due to the preparation for number portability and the increased market competition;
Quarterly net income increased 31.3%; EBITDA1 up by 11%
Cellcom Israel declares a first quarter dividend of NIS 2.65 per share (totals approx. NIS 258 million)

First Quarter 2008 Highlights (results compared to first quarter 2007):

▪	Total Revenues (including revenues from end-user equipment) increased 10.9% to NIS 1,595 million ($449 million)

▪	Total Revenues from services increased 5.8% to NIS 1,358 million ($382 million)

▪	Revenues from content and value added services (including SMS) increased 41%, reaching 10.9% of services revenues

▪	EBITDA increased 11% to NIS 593 million ($167 million); EBITDA margin 37.2%, up from 37.1%

▪	Operating income increased 22.2% to NIS 424 million ($119 million)

▪	Net income increased 31.3% to NIS 273 million ($77 million)

▪	Subscriber base increased approx. 23,000; reaching approx. 3,096 million at the end of March 2008

▪	3G subscribers reached approx. 523,000 at the end of March 2008, net addition of approx. 104,000

▪	The Company Declared first quarter dividend of NIS 2.65 per share

Netanya, Israel – May 14, 2008 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the first quarter of 2008. Revenues for the first quarter 2008 totaled NIS 1,595 million ($449 million); EBITDA for the first quarter 2008 totaled NIS 593 million ($167 million), or 37.2% of revenues; and net income for the first quarter 2008 reached NIS 273 million ($77 million). Earnings per basic share for the first quarter 2008 reached NIS 2.80 ($0.79).

1 Please view "Use of Non-GAAP financial measures" section at the end of this press release.

Commenting on the results, Amos Shapira, Chief Executive Officer said, "I am very pleased with our first quarter 2008 results, especially given the competitive environment and the continuing price erosions. I want to thank all our employees and managers for the achievements this quarter, as well as for implementing the thought-out strategy in this changing market environment, further enhancing our status as the leading cellular company in Israel. Our results this quarter continued to be impacted by the increased expenses and payments for the number portability implemented in December 2007, however, I am pleased to note that the majority of these expenses terminated by the end of the first quarter.

This quarter we bore the fruits of our aggressive approach to develop additional activities for driving revenues, while constantly monitoring expenses. Cellcom Israel presents today a record quarter in terms of total revenues, EBITDA, operating income and net income. The increased revenues are specifically notable, in light of the continuing price erosions, that reached this quarter to approximately 3.5% compared to first quarter last year.

On the technology side, almost two years after launching our advanced HSDPA 3.5 G services, our 3G subscriber base continues to grow, reaching close to 523,000 as of the end of March 2008, up 104,000 this quarter, all of which are post-paid subscribers, characterized by higher ARPU. Furthermore, we continue to strive to enhance customer relationships through broad and successful marketing initiatives, in line with our strategy to constantly innovate, improve service levels and drive customer satisfaction”.

Mr. Shapira added: “This quarter, I am also pleased to note, we further increased our subscriber base, while increasing revenues from content and value added services, reaching 10.9% of our service revenues. Furthermore, we deepened our penetration of landline and transmission services in the business sector which contributed to the Company's growth capability. During the quarter, we enhanced our offering in the landline services by offering our customers a variety of new advanced services, using the Next Generation Network (NGN). Simultaneously, we invest many efforts in efficiency measures, such as bringing in house the installation services of hands-free vehicle devices and changing our handset repair service layout, in order to increase profitability margins and to compensate for the price erosions, resulting mainly from the increased competition".

Tal Raz, Chief Financial Officer, commented: "This was a strong quarter in terms of profitability for the Company, resulting mainly from the 9% increase in airtime minutes, higher revenues from content services as well as ongoing cost efficiencies. Our ongoing efficiency measures contributed to a decline in marketing, sales, general and administrative expenses as percentage of revenues from

21.4% in the first quarter last year to 19.4% in the first quarter this year. Our Free Cash Flow1 for the first quarter totaled NIS 78 million and was impacted mainly by the increase in the Company's expenses for preparation for number portability, which mainly include an increase in payments for handsets procurement and payroll expenses attributed to the increased workforce. The majority of these payments were finalized by the end of the first quarter 2008. At the beginning of the first quarter 2008, we also paid a one time catch up tax payment in the amount of NIS 70 million for 2007 accrued tax liability. I am pleased to note, however, that our stronger financial performance this quarter partially mitigated the impact these three exceptional items had on our Free Cash Flow”.

Main Financial and Performance Indicators:

Q1/2008	Q1/2007	% Change	Q1/2008	Q1/2007
million NIS			million US$ (convenience translation)
Total Services revenues	1,358	1,284	5.8%	382.0	361.4
Revenues from content and value added services	148	105	41.0%	41.7	29.6
Handset and accessories revenues	237	154	53.9%	66.7	43.3
Total revenues	1,595	1,438	10.9%	448.9	404.7
Operating Profit	424	347	22.2%	119.3	97.7
Net Income	273	208	31.3%	76.8	58.5
Cash Flow from Operating Activities, net of Investing Activities	78	267	-70.8%	22.0	75.1
EBITDA	593	534	11.0%	166.9	150.3
EBITDA, as percent of Revenues	37.2%	37.1%	0.3%
Subscribers end of period (in thousands)	3,096	2,928	5.7%
Estimated Market Share[2]	34%	34%	-
Average Monthly MOU (in minutes)	351	341	2.9%
Monthly ARPU	145	146	-0.7%	40.8	41.1

Financial Review

Revenues for the first quarter of 2008 totaled NIS 1,595 million ($449 million), a 10.9% increase compared to NIS 1,438 million ($405 million) in the first quarter last year. The increase in revenues resulted from a 5.8% increase in revenues from services, reaching NIS 1,358 million ($382 million) compared to NIS 1,284 million ($361 million) in the first quarter last year, as well as from a 53.9% increase in handset and accessories’ revenues from NIS 154 million ($43 million) in the first quarter last year, to NIS 237 million ($67 million) in the first quarter 2008. The increase in revenues from services during the first quarter is attributed mainly to an increase of approximately 9% in airtime

2 In order to estimate the Company's market share, the Company was required to estimate the number of subscribers of two additional Israeli cellular operators - Pelephone Communications Ltd. ("Pelephone") and Mirs Communications Ltd. ("Mirs"), as at March 31, 2008, since Pelephone has not yet published this information, and Mirs does not publish this information usage (outgoing and incoming), following the increase in the Company's subscriber base and Minutes of Use ("MOU") per subscriber. Revenues also reflected a 41% increase in revenues from content and value added services (including SMS) in the first quarter 2008, compared to the first quarter last year, reaching NIS 148 million ($42 million), or 10.9% of revenues from services. The increase in revenues from services was partially offset by the reduction of interconnect tariffs and the ongoing airtime price erosion. The increase in handset and accessories’ revenues primarily resulted from a larger amount of handsets sold during the first quarter of 2008 and an increase in the average handset sale price, due to larger sales of advanced 3G handsets in the first quarter of 2008.

Cost of revenues for the first quarter of 2008 totaled NIS 879 million ($247 million), compared to NIS 784 million ($221 million) in the first quarter last year, an increase of 12.1%. The increase in cost of revenues primarily resulted from an increase in interconnect expenses due to increase in outgoing calls terminating in other operators' networks, as well as an increase in cost of content and value-added services due to increased usage. The increase also resulted from an increase in handset costs following the higher number of handsets sold during the first quarter of 2008, partially offset by increased efficiency in handset procurement.

Gross profit for the first quarter of 2008 totaled NIS 716 million ($202 million), a 9.5% increase compared to NIS 654 million ($184 million) in the first quarter of 2007. Gross profit margin for the first quarter 2008 declined to 44.9% from 45.5% in the first quarter last year, mainly due to the significant increase in handsets sales during the quarter compared to the first quarter last year, which produce lower margins.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2008 totaled NIS 310 million ($87 million), or 19.4% of total revenues, compared to NIS 308 million ($87 million), or 21.4% of total revenues, in the first quarter of 2007. The SG&A Expenses in the first quarter 2008 were mainly effected by an increase in salaries and related expenses resulting from the expansion of our workforce in the second half of 2007, as part of our strategy to constantly improve service level and customer satisfaction, as well as in preparation for the implementation of number portability. This increase was partially offset by a decrease in advertising expenses and in sales commissions, as we started to defer sales commissions, related to the acquisition and retention of subscribers bearing guaranteed revenues, and to recognize these commissions as intangible assets to be amortized over the expected life of such subscribers' guaranteed revenues, in the fourth quarter of 2007.

Operating income for the first quarter 2008 increased 22.2%, reaching NIS 424 million ($119 million), compared to NIS 347 million ($98 million) in the first quarter last year. Operating income reflects, among other things, one-time gains of approximately NIS 19 million, relating mainly to the sale of certain surplus underground pipes for fiber optic cables and the sale of a land plot in Modi'in, Israel.

EBITDA for the first quarter 2008 increased 11%, reaching NIS 593 million ($167 million), compared to NIS 534 million ($150 million) in the first quarter 2007. EBITDA as a percent of revenues, totaled to 37.2%, compared to 37.1% in the first quarter last year.

Finance Expenses, net for the first quarter 2008 totaled NIS 45 million ($13 million), compared to NIS 42 million ($12 million) in the first quarter last year, a 7.1% increase. This increase resulted mainly from an increase in interest and linkage expenses to the Israeli Consumer Price Index (CPI), associated with our debentures, following the increase in our debt level. This was partially offset by an increase in interest income relating to our short term deposits as well as an increase in income from foreign currency differences relating to trade payables balances due to a higher appreciation of the NIS against the US dollar in the first quarter of 2008 compared to the first quarter last year.

Net Income for the first quarter 2008 increased 31.3%, reaching NIS 273 million ($77 million), compared to NIS 208 million ($59 million) in the first quarter last year. Basic earnings per share for the first quarter 2008 totaled NIS 2.80 ($0.79), compared to NIS 2.13 ($0.60) in the first quarter 2007.

Operating Review

New Subscribers – at the end of March 2008 the Company had approximately 3.096 million subscribers. During the first quarter of 2008 the Company added approximately 23,000 net new subscribers (increase of approximately 33,000 post-paid subscribers and a decrease of approximately 10,000 pre-paid subscribers).

In the first quarter of 2008, the Company added approximately 104,000 net new 3G subscribers to its 3G subscriber base, reaching approximately 523,000 3G subscribers at the end of March 2008, representing 16.9% of the Company’s total subscriber base.

The Churn Rate in the first quarter 2008 was 5.3%, compared to 3.8% in the first quarter last year. As expected and as experienced in other countries, the implementation of number portability increased the churn in the first quarter of 2008, and primarily consists from lower contribution pre-paid subscribers and subscribers with collection problems. The increase in the churn of pre-paid subscribers had a negligible impact on the Company's results.

Average monthly subscriber Minutes of Use ("MOU") in the first quarter 2008 totaled 351 minutes, compared to 341 minutes in the first quarter 2007, an increase of 2.9%.

The monthly Average Revenue per User (ARPU) for the first quarter 2008 decreased 0.7% and totaled NIS 145 ($40.8), compared to NIS 146 ($41.1) in the first quarter last year.

Financing and Investment Review

Cash Flow

Free cash flow (Cash provided by operating activities, net of cash used in investing activities) for the first quarter of 2008 totaled NIS 78 million ($22 million), compared to NIS 2673 million ($75 million) generated in the first quarter of 2007. The decrease in Free Cash Flow in the first quarter 2008 resulted mainly from the increase in the Company's expenses for preparation for number portability, which mainly include an increase in payments for handsets procurement and payroll expenses attributed to the increased workforce. The majority of these payments were finalized by the end of the first quarter 2008. At the beginning of the first quarter 2008, the Company also paid a one time catch up tax payment in the amount of NIS 70 million for 2007 accrued tax liability. The Company's stronger financial performance this quarter partially mitigated the impact these three exceptional items had on its Free Cash Flow.

Shareholders' Equity

Shareholders' Equity as of March 31, 2008 amounted to NIS 396 million ($111 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the first quarter 2008, the Company invested NIS 116 million ($33 million) in fixed assets and intangible assets (including, among others, deferred commissions and investments in information systems and software), compared to NIS 71 million ($20 million) in the first quarter 2007. The increase mainly relates to the deferral of commissions as of the fourth quarter 2007 and to the different timing of investments over the years compared.

Dividend

On May 14, 2008, the Company's board of directors declared a cash dividend in the amount of NIS 2.65 per share, and in the aggregate amount of approximately NIS 258 million (the equivalent of approximately $0.77 per share and approximately $75 million in the aggregate, based on the

[3]	Restated due to the new presentation of Statements of Cash Flows in accordance with International Financial Reporting Standards (IFRS), following the Company's adoption of IFRS as of January 1, 2008.

representative rate of exchange on May 13, 2008; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on June 4, 2008), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on May 27, 2008. The payment date will be June 10, 2008. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the first quarter of 2008 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2007 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Financing

Issuance of Debentures

In February 2008, the Company issued, in a private placement, additional debentures for a total principal amount of approximately NIS 574.8 million from its existing series C and D debentures, for a total consideration of approximately NIS 600 million. The debentures were listed for trading on the Tel Aviv Stock Exchange.

For additional details see the Company’s annual report for the year ended December 31, 2007 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources – Debt service – Public debentures".

Credit Facility Full Prepayment

In March 2008, the Company voluntarily prepaid the balance of outstanding amounts under its credit facility, in a principal amount of $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS), following which, the credit facility was terminated.

For additional details see the Company’s annual report for the year ended December 31, 2007 on Form 20-F under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Credit facility from bank syndicate".

OTHER DEVELOPMENTS SUBSEQUENT TO BALANCE SHEET DATE

Site Licensing - As previously disclosed, the Company has relied upon an exemption from the requirement to obtain building permits in relation to cellular radio access devices. This exempton has been challenged in court and is currently under consideration in the court of appeals.  In May 2008, subsequent to the balance sheet date, the Company was informed that the Israeli Attorney General opined that the exemption from the requirement to obtain building permits does apply to cellular radio access devices. The Company was further informed, however, that the General Attorney has also recommended that an inter-ministry committee be established to examine whether further application of the exemption to cellular devices is appropriate in light of changed circumstances since enactment of the exemption, and opined that failure to conclude the examination by the end of the year may effect the legal assessment of the exemption's reasonability.

For additional details see the Company's most recent annual report for the year ended December 31, 2007 on Form 20-F under "Item 3. Key Information - D. Risk Factors - Risks related to our busienss - We may not be able to obtain permits to construct cell sites" as well as under Item 4. Information on the Company - B. Business Overview - Government Regulations - Permits for Cell Site Construction - Site Licensing".

Conference Call Details

The Company will be hosting a conference call on Wednesday, May 14, 2008 at 08:30 am EDT, 03:30 pm Israel time, and 01:30 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141	UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0691	International Dial-in Number: +972 3 918 0691

at: 08:30 am Eastern Time; 05:30 am Pacific Time; 1:30 pm UK Time; 3:30 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: http://investors.ircellcom.co.il/events.cfm. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.096 million subscribers (as at March 31, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.ircellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2007.
Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

This is the first time the Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.553 = US$1 as published by the Bank of Israel on March 31, 2008.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of this Press Release.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

Convenience
translation
into US dollar
March 31,	March 31,	March 31,	December 31,
2008	2008	2007	2007
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	826	232	225	911
Trade receivables, net	1,438	405	1,274	1,385
Other receivables, including derivatives	125	35	95	96
Inventory	236	67	137	245
Total current assets	2,625	739	1,731	2,637

Long-term receivables	579	163	545	575

Property, plant and equipment, net	2,265	637	2,430	2,335

Intangible assets, net	681	192	679	685

Total assets	6,150	1,731	5,385	6,232

Current liabilities
Short-term credit	280	79	121	353
Trade payables and accrued expenses	709	199	671	953
Current tax liabilities	49	14	145	122
Provisions	91	26	81	91
Other current liabilities, including derivatives	341	96	318	384
Dividend declared	700	197	-	-
Total current liabilities	2,170	611	1,336	1,903

Long-term liabilities
Long-term loans from banks	-	-	1,076	343
Debentures	3,425	964	1,989	2,983
Provisions	14	4	13	14
Other long term liabilities	2	1	2	3
Deferred taxes	143	40	152	149
Total non-current liabilities	3,584	1,009	3,232	3,492

Total liabilities	5,754	1,620	4,568	5,395

Shareholders’ equity
Share capital	1	-	1	1
Capital reserves	(51)	(14)	(23)	(33)
Retained earnings	446	125	839	869
Total shareholders' equity	396	111	817	837

Total liabilities and shareholders' equity	6,150	1,731	5,385	6,232

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience translation into US dollar

	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,595	449	1,438	6,050
Cost of revenues	879	247	784	3,377

Gross profit	716	202	654	2,673

Selling and marketing expenses	156	44	149	685
General and administrative expenses	154	43	159	653
Other (income) expenses	(18)	(5)	(1)	3

Operating income	424	120	347	1,332

Financing expenses	(107)	(30)	(55)	(287)
Financing income	62	17	13	140
Financing costs, net	(45)	(13)	(42)	(147)

Income before income tax	379	107	305	1,185
Income tax	106	30	97	310

Net income	273	77	208	875

Earnings per share
Basic earnings per share (in NIS)	2.80	0.79	2.13	8.97

Diluted earnings per share (in NIS)	2.76	0.78	2.13	8.89

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,505	97,505	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	98,887	98,887	97,500	98,441

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Three-month period ended			Year ended
	March 31,			December 31,
	2008 NIS millions (Unaudited)	Convenience translation into US dollar 2008 US$ millions (Unaudited)	2007 NIS millions (Unaudited)	2007 NIS millions (Audited)

Cash flow from operating activities
Net income for the period	273	77	208	875
Adjustments to reconcile net income to funds generated from operations:

Depreciation and amortization	187	52	188	775
Reversal of provision allowance	-	-	-	(10)
Loss (Gain) from sale of assets	(18)	(5)	1	4
Income tax expenses	106	30	97	310
Financial costs, net	45	13	42	147
Equity setteled share based payments transaction	4	1	11	29

Changes in operating assets and liabilities:

Changes in inventories	9	3	(6)	(114)
Changes in trade receivables (including long-term amounts)	(87)	(25)	(19)	(99)
Changes in other receivables and debits (including long-term amounts)	(9)	(3)	(21)	(24)

Changes in trade payables (including long-term amounts)	(177)	(50)	(16)	188
Changes in other payables and credits (including long-term amounts)	18	5	24	30

Income tax paid	(161)	(45)	(69)	(313)

Net cash provided by operating activities	190	53	440	1,798

Cash flows from investing activities
Acquisition of property, plant, and equipment	(118)	(33)	(153)	(466)
Acquisition of intangible assets	(54)	(15)	(22)	(97)
Proceeds from sales of assets	50	14	1	4
Interest received from investments	10	3	1	23
Investment in long-term deposit	-	-	-	(12)

Net cash provided by investing activities	(112)	(31)	(173)	(548)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

	Three-month period ended March 31,			Year ended December 31,
	2008 NIS millions (Unaudited)	Convenience translation into US dollar 2008 US$ millions (Unaudited)	2007 NIS millions (Unaudited)	2007 NIS millions (Audited)
Cash flows from financing activities
Payment of long-term loans from banks	(648)	(182)	-	(645)
Proceeds from issuance of debentures, net	589	166	-	1,066
Cash dividend paid	(16)	(5)	-	(639)
Interest paid	(88)	(25)	(98)	(177)

Net cash provided by financing activities	(163)	(46)	(98)	(395)

Changes in cash and cash equivalents	(85)	(24)	169	855
Balance of cash and cash equivalents at beginning of the period	911	256	56	56
Balance of cash and cash equivalents at end of the period	826	232	225	911

Appendix – Non-cash investing and financing activities

	Three-month period ended			Year ended
	March 31,			December 31,
	2008 NIS millions (Unaudited)	Convenience translation into US dollar 2008 US$ millions (Unaudited)	2007 NIS millions (Unaudited)	2007 NIS millions (Audited)

Acquisition of property, plant and equipment and intangible assets on credit	87	25	54	216
Tax withheld regarding cash dividend	-	-	-	16

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2008 NIS millions (Unaudited)	Convenience translation into US dollar 2008 US$ millions (Unaudited)	2007 NIS millions (Unaudited)	2007 NIS millions (Audited)
Net income	273	77	208	875
Income taxes	106	30	97	310
Financing income	(62)	(17)	(13)	(140)
Financing expenses	107	30	55	287
Other expenses (income)	(18)	(5)	(1)	3
Depreciation and amortization	187	52	188	775
EBITDA	593	167	534	2,110

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2008 NIS millions (Unaudited)	Convenience translation into US dollar 2008 US$ millions (Unaudited)	2007 NIS millions (Unaudited)	2007 NIS millions (Audited)
Cash flows from operating activities	190	53	* 440	* 1,798
Cash flows from investing activities	(112)	(31)	*(173)	*(548)
Free Cash Flow	78	22	267	1,250

*	Restated due to the new presentation of Statements of Cash Flows in accordance with International Financial Reporting Standards (IFRS), following the Company's adoption of IFRS as of January 1, 2008.

Item 2.

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at March 31, 2008 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Financial Statements as at March 31, 2008

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

Convenience
translation
into US dollar
(Note 2E)
March 31,	March 31,	March 31,	December 31,
2008	2008	2007	2007
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	826	232	225	911
Trade receivables, net	1,438	405	1,274	1,385
Other receivables, including derivatives	125	35	95	96
Inventory	236	67	137	245

	2,625	739	1,731	2,637

Long-term receivables	579	163	545	575

Property, plant and equipment, net	2,265	637	2,430	2,335

Intangible assets, net	681	192	679	685

Total assets	6,150	1,731	5,385	6,232

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

	March 31, 2008	Convenience translation into US dollar (Note 2E) March 31, 2008	March 31, 2007	December 31, 2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current liabilities
Short-term credit	280	79	121	353
Trade payables and accrued expenses	709	199	671	953
Current tax liabilities	49	14	145	122
Provisions	91	26	81	91
Other current liabilities, including derivatives	341	96	318	384
Dividend declared	700	197	-	-

Total current liabilities	2,170	611	1,336	1,903

Long-term liabilities
Long-term loans from banks	-	-	1,076	343
Debentures	3,425	964	1,989	2,983
Provisions	14	4	13	14
Other long term liabilities	2	1	2	3
Deferred taxes	143	40	152	149
Total non-current liabilities	3,584	1,009	3,232	3,492

Total liabilities	5,754	1,620	4,568	5,395

Shareholders’ equity

Share capital	1	* -	1	1
Capital reserves	(51)	(14)	(23)	(33)
Retained earnings	446	125	839	869

Total shareholders' equity	396	111	817	837

Total liabilities and shareholders' equity	6,150	1,731	5,385	6,232

*           Less than 1 million
The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Income

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience translation
		into US dollar
		(Note 2E)
	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,595	449	1,438	6,050
Cost of revenues	879	247	784	3,377

Gross profit	716	202	654	2,673

Selling and marketing expenses	156	44	149	685
General and administrative expenses	154	43	159	653
Other (income) expenses	(18)	(5)	(1)	3

Operating income	424	120	347	1,332

Financing expenses	(107)	(30)	(55)	(287)
Financing income	62	17	13	140
Financing costs, net	(45)	(13)	(42)	(147)

Income before income tax	379	107	305	1,185
Income tax	106	30	97	310

Net income	273	77	208	875

Earnings per share
Basic earnings per share (in NIS)	2.80	0.79	2.13	8.97

Diluted earnings per share (in NIS)	2.76	0.78	2.13	8.89

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,505	97,505	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	98,887	98,887	97,500	98,441

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statement of recognized income and expenses

	Three- month period ended			Year ended
	March 31,			December 31,
		Convenience translation
		into US dollar
		(Note 2E)
	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges transferred to profit and loss	7	2	9	27
Changes in fair value of cash flow hedges	(23)	(6)	(5)	(28)
Tax expenses directly recognized in equity	(2)	(1)	(3)	(8)

Income and expenses recognized directly in equity	(18)	(5)	1	(9)

Net Income for period	273	77	208	875

Total recognized income for the period	255	72	209	866

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

 Interim Consolidated Statements of Cash Flows

	Three-month period ended			Year ended
	March 31,			December 31,
		Convenience translation
		into US dollar
		(Note 2E)
	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Net income for the period	273	77	208	875
Adjustments to reconcile net income to funds generated from operations:

Depreciation and amortization	187	52	188	775
Reversal of provision allowance	-	-	-	(10)
Loss (gain) on sale of assets	(18)	(5)	1	4
Income tax expense	106	30	97	310
Financial costs, net	45	13	42	147
Equity settled share based payments transaction	4	1	11	29
Changes in operating assets and liabilities:
Changes in inventories	9	3	(6)	(114)
Changes in trade receivables (including long-term amounts)	(87)	(25)	(19)	(99)
Changes in other receivables and debits (including long-term amounts)	(9)	(3)	(21)	(24)
Changes in trade payables (including long-term amounts)	(177)	(50)	(16)	188
Changes in other payables and credits (including long-term amounts)	18	5	24	30

Income tax paid	(161)	(45)	(69)	(313)

Net cash provided by operating activities	190	53	440	1,798

Cash flows from investing activities
Acquisition of property, plant, and equipment	(118)	(33)	(153)	(466)
Acquisition of intangible assets	(54)	(15)	(22)	(97)
Proceeds from sales of assets	50	14	1	4
Interest received from investments	10	3	1	23
Investment in long-term deposit	-	-	-	(12)

Net cash provided by investing activities	(112)	(31)	(173)	(548)

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont'd)

	Three-month period ended March 31,			Year ended December 31,
	2008	Convenience translation into US dollar (Note 2E) 2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from financing activities
Payment of long-term loans from banks	(648)	(182)	-	(645)
Proceeds from issuance of debentures, net	589	166	-	1,066
Cash dividend paid	(16)	(5)	-	(639)
Interest paid	(88)	(25)	(98)	(177)

Net cash provided by financing activities	(163)	(46)	(98)	(395)

Changes in cash and cash equivalents	(85)	(24)	169	855
Balance of cash and cash equivalents at beginning of the period	911	256	56	56
Balance of cash and cash equivalents at end of the period	826	232	225	911

Appendix – Non-cash investing and financing activities

Acquisition of property, plant and equipment and intangible assets on credit	87	25	54	216
Tax withheld regarding cash dividend	-	-	-	16

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 - General

Cellcom Israel Ltd. (the "Company") is a company incorporated and domiciled in Israel. The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2008 comprise of the Company and its active subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel.

Note 2 – Basis of preparation of the financial statements

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). These are the Company's first condensed consolidated interim financial statements that were prepared in accordance with IFRS and IFRS 1 First Time Adoption of International Financial Reporting Standards.

These condensed consolidated interim financial statements have been prepared in accordance with  (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statement of the Company as at and for the year ended December 31, 2007.

The influence of the transition to IFRS on the Company's financial statements for the year ended December 31, 2007 and for the period ended March 31, 2007, its results of operations and its cash flows, is detailed in note 9.

These condensed consolidated interim financial statements were approved by the Board of Directors on May 14, 2008.

B.	Functional and presentational currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for the following assets and liabilities that are presented according to their fair value: derivative financial instruments and financial instruments measured at fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflational.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 – Basis for preparing the financial statements (cont'd)

D.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)
As of March 31, 2008	3.553	191.3
As of March 31, 2007	4.155	184.4
As of December 31, 2007	3.846	191.2

Increase (decrease) during the period:

Three months ended March 31, 2008	(7.6%)	0.1%
Three months ended March 31, 2007	(1.7%)	(0.3%)
Year ended December 31, 2007	(9.0%)	3.4%

E.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of March 31, 2008 and for the three months then ended, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2008 (NIS 3.553 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

F.	Use of estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The judgments, estimates and assumptions are reviewed periodically. Changes in accounting estimates are recognized in the period they were applied and in future affected periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2007.

Note 3 - Significant Accounting Policies

These condensed consolidated interim financial statements have been prepared according to International Financial Reporting Standards that were published and that are in effect or otherwise available for early adoption as of the first annual report in compliance with IFRS, December 31, 2008, and on the basis of which the accounting policy of the Company was determined.

IFRS that are in effect or will otherwise be available for early adoption in the annual financial statements for the year ending December 31, 2008, are subject to changes and additional clarification publications and therefore cannot be determined with certainty. Accordingly, the accounting policy for this year, that is relevant for this interim information, will be determined finally only during the preparation of the first annual financial statements in accordance with IFRS on December 31, 2008.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2007 for the purposes of the transition to IFRSs, as required by IFRS 1. The impact of the transition from previous GAAP to IFRSs is explained in note 9.

A.	Principles of consolidation

These consolidated financial statements include consolidation of the financial statements of the Company and its fully owned active subsidiaries: Cellcom Real Estate (2001) Ltd., Cellcom Holdings (2001) Ltd. and Cellcom Fixed Line Communication L.P., a limited partnership. All inter-company transactions and balances were eliminated upon consolidation.

B.	Foreign currency transactions

Transactions in foreign currencies are translated at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to NIS at the prevailing foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to NIS at the prevailing foreign exchange rates at the dates the fair value was determined.

C.	Financial instruments

1.     Non derivative financial instruments
Non derivative financial instruments are comprised of cash and cash equivalents, trade receivables, other receivables, loans and credit, trade payables and other payables.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities are reasonable estimates of their fair value, due to the short-term nature of these instruments. Financial instruments that could potentially subject the Company to credit risks consist primarily of trade accounts receivables. Credit risk with respect to these receivables are limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

Financial instruments are recognized when the Company takes upon itself  the contractual terms of the instrument. Financial assets are dispositioned when the Company's rights for cash flows arising from the financial asset expire, or when the Company transfers the financial asset to others without leaving  itself control in the asset, or transfers all the risks and benefits that arise from the asset. Sales and acquisitions of financial instruments are recognized on the transaction date, hence the date in which the Company is obligated to sell or buy the asset. Financial liabilities are dispositioned when the Company's contractual obligations expire, or when it was dismissed or cancelled.

Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand and call deposits, and other short term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

1.     Non derivative financial instruments (cont'd)
Trade receivables
Trade receivables and other receivables are recorded at amortized cost as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible.

Trade payables
Trade payables are not interest bearing and are stated at their nominal value.

2.     Derivative financial instruments
The Company holds derivative financial instruments for hedging foreign currency risks and interest risks. Embedded derivatives are separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, and (3) the combined instrument is not measured at fair value through profit and loss.

Derivatives are initially recognized at fair value; transaction costs that can be attributed are subjected to profit and loss when they arise. Subsequent to initial recognition, derivatives are measured at fair value. Changes in fair value are accounted for as follows:

Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit and loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecasted transaction occurs. The amount recognized in equity is transferred to profit and loss in the same period that the hedged item affects profit and loss.

Economic Hedges
Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit and loss as part of foreign currency gains and losses.

Separable embedded derivatives
Changes in fair value of separable embedded derivatives are recognized immediately in profit and loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

3.     Financial instruments linked to the Israeli CPI that are not measured at fair value
A portion of the financial instruments held by the Company are linked to the Israeli CPI. The Company's management is of the opinion that based upon the position paper draft published by the Israeli Accounting Standards Board, there are several alternative options for the accounting treatment of financial instruments that are linked to the Israeli CPI. For the purpose of the preparation of these financial statements, the Company has adopted the accounting treatment according to which the book value of the financial instrument and the payments derived from it are revaluated in each period according to the actual rate of change in the CPI, therefore, negating the need for a reconciliation between the value of the financial instruments according to Israeli GAAP and their value according to IFRS guidelines. The issue of measurement of financial instruments that are linked to the Israeli CPI according to IFRS guidelines is under the consideration by the Israeli Accounting Standards Board, under which its' professional committee will approach the IFRIC, in order to receive their position on the issue.

Considering the aforementioned arguments, it is possible the final position regarding the measurement of the aforementioned financial instruments will be that the treatment implemented by the Company is not possible under IFRS guidelines and a different treatment, according to which the inflation expectations are taken into account in the measurement of the financial instrument, would be more appropriate (in that matter refer to clause AG7 and AG8 of IAS39). Should this be decided, the Company would be required to examine the said decision, in addition to its transitional instructions, on its financial statements and their accompanying notes, as presently reported and in the future, until the decision is made according to IFRS.

4.    Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

D.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other (income) expenses” in profit and loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

D.           Property, plant and equipment (cont'd)

Depreciation is calculated using the straight-line method. If the property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. The annual depreciation rates are as follows:
%
Network and transmission equipment	5-20
Control and testing equipment	15-25
Vehicles	15
Computers and hardware	15-33
Furniture and office equipment	6-15

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

E.	Intangible assets

Intangible assets consist of licenses, computer software costs and deferred expenses.

(1)
Intangible assets are stated at cost, including direct costs necessary to prepare the asset for its intended use. A group of similar intangible assets are measured at cost net of accumulated amortization minus impairment losses.

(2)
Certain direct and indirect development costs associated with internally developed services, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use are expensed as incurred.

(3)
Deferred expenses in respect of commissions regarding the acquisition of new subscribers are recognized as intangible assets, if the costs can be measured reliably, incremental to the contract and directly attributable to obtaining a specific subscriber. If the costs do not meet the aforementioned criteria, they are recognized immediately as expenses.

(4)
Amortization is calculated using the straight-line method. If the intangible assets consist of several components with different estimated useful lives, the individual significant components are amortized over their individual useful lives. The annual amortization rates are as follows:

	%
Licenses	5-6	(mainly 6%)
Information systems	25
Software	25

Deferred costs are amortized over the expected life of the subscriber contractual relationship (mainly 18 months).

F.	Inventory

Inventory of cellular phone equipment and accessories and spare-parts are stated at the lower of cost or market value. Cost is determined by the moving average method; market value is determined using current replacement cost, less provisions for decline in value for slow moving inventory.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

G.	Capitalization of financing costs

Financing costs associated with the cost of constructing the wireless networks during the initial construction phase and the cost of acquiring the spectrum licenses until the beginning of their intended use are capitalized to the cost of such assets. The amount of financing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on the asset eligible for capitalization. The capitalization rate is the weighted average of the financing costs applicable to the borrowing and loans of the Company that are outstanding during the period, or the rate applicable to a borrowing specifically for the purpose of obtaining a specific asset. The amount of financing costs capitalized during the reported periods did not exceed the amount of financing costs incurred during these periods.

H.	Impairment of property, plant and equipment and other intangible assets

At each balance sheet date, the Company reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the income statement.

I.	Share based payments

The grant date fair value of options granted to employees is recognized as an employee expense, with a corresponding increase in retained earnings, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Fair value is measured using a Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

J.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the management best estimate of the expenditure required to settle the obligation at the balance sheet date.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

K.	Revenue

Revenues from sales of handsets and accessories that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Revenues derived from usage of the Company’s networks, including airtime, interconnect and roaming revenues are recognized when the services are provided.

Prepaid wireless airtime sold to customers is recorded as deferred revenue prior to the commencement of services and is recognized when the airtime is used or expires.

Revenue is recorded net of value added taxes.

The Company offers enhanced services including voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Other optional services, such as equipment warranty plans are also provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from enhanced features and optional services are recognized when earned.

Costs of revenues mainly include ongoing license fees, interconnection and roaming expenses, cell site leases, depreciation and amortization charges and technical repair and maintenance expenses directly related to services rendered.

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

When the Company acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis (as a profit or a commission). However, when the Company acts as a principal supplier and bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses. This classification and presentation of revenue on a gross or net basis was applied retroactively for all of the reported periods.

L.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

M.	Finance income and expenses

Finance income is comprised of interest income on funds invested and interest income on installment sales. Interest income is recognized as it accrues in profit and loss.

Finance expenses are comprised of interest and indexing expenses on loans and debentures and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.

Foreign currency gains and losses and gains and losses on hedging instruments that are recognized in profit and loss are reported on a net basis.

N.	Deferred taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

O.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit and loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

P.	Advertising expenses

Advertising costs are expensed as incurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

Q.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated interim financial statements:

1.
Revised IAS 23 Borrowing Costs. The revised standard removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Company’s 2009 financial statements and will constitute a change in accounting policy for the Company. In accordance with the transitional provisions the Company will apply the revised IAS 23 to qualifying assets for which capitalization of borrowing costs commences on or after the effective date. The Company does not expect these amendments to impact the financial statements of the Company.

2.
IFRS 2 Share-based Payments – Vesting Conditions and Cancellations. This amendment to IFRS 2 Share-based payments was published in January 2008 and becomes effective for financial years beginning on or after January 1, 2009. The Standard restricts the definition of “vesting condition” to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Company has not entered into share-based payment plans with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments.

3.
Revised IAS 1 Presentation of Financial Statements. The revised IAS 1 Presentation of Financial Statements was issued in September 2007 and becomes effective for financial years beginning on or after January 1 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit and loss, together with all other items of recognized income and expense, either in one single statement, or in two linked statements. The Company will present separate statements.

4.
Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements- Puttable Financial Instruments and Obligations arising on Liquidation were issued  in February 2008 and become effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Company does not expect these amendments to impact the financial statements of the Company.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 4- Income Tax

On February 26, 2008 the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

In addition, according to the amendment, commencing from the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Furthermore, depreciation on protected assets and carryforward tax losses will no longer be linked to the CPI, with these balances being adjusted to the CPI through the end of the 2007 tax year, and linkage thereon ceasing from the 2008 tax year onwards.

Note 5- Shareholders' Equity

A.	Dividends

Dividends declared during the reported period are as follows:

	Three-month period ended
	March 31, 2008
		Convenience translation into US dollars (Note 2E)
	NIS millions	US$ millions
	(Unaudited)	(Unaudited)
7.18 NIS per share	700	197

On April 14, 2008, subsequent to the balance sheet date, the Company paid a cash dividend in the amount of NIS 7.18 per share, totaling approximately NIS 700 million.

On May 14, 2008, subsequent to the balance sheet date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.65 per share, totaling approximately NIS 258 million, to be paid on June 10, 2008, to the shareholders of the Company of record at the end of the trading day in the NYSE on May 27, 2008.

B.	Additional Changes in Shareholders’ Equity

	Share capital amount	Capital reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2E)
	NIS millions				US$ millions
For the three-month period ended March 31, 2008 (Unaudited)
Balance as of January 1, 2008 (Audited)	1	(33)	869	837	235
Total recognized income and expenses	-	(18)	273	255	72
Share based payments	-	-	4	4	1
Dividend declared	-	-	(700)	(700)	(197)
Balance as of March 31, 2008 (Unaudited)	1	(51)	446	396	111

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 5- Shareholders' Equity (cont'd)

B.          Additional Changes in Shareholders’ Equity (cont'd)

	Share capital amount	Capital reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2E)
	NIS millions				US$ millions
For the three-month period ended March 31, 2007 (Unaudited)
Balance as of January 1, 2007 (Audited)	1	(24)	620	597	168
Total recognized income and expenses	-	1	208	209	59
Share based payments	-	-	11	11	3
Balance as of March 31, 2007 (Unaudited)	1	(23)	839	817	230

	Share capital amount	Capital reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2E)
	NIS millions				US$ millions
For the year ended December 31, 2007 (Audited)
Balance as of January 1, 2007 (Audited)	1	(24)	620	597	168
Total recognized income and expenses	-	(9)	875	866	244
Share based payments	-	-	29	29	8
Cash dividend paid	-	-	(655)	(655)	(185)
Balance as of December 31, 2007 (Audited)	1	(33)	869	837	235

Note 6- Long-term Loans from Banks

On March 10, 2008 the Company voluntarily prepaid the balance of the outstanding amounts under its credit facility, in a principal amount of $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS), following which, the credit facility and all covenant restrictions were terminated. For more details refer to note 13C of the Company's annual financial statements as at December 31, 2007.

Note 7- Debentures

In February 2008, the Company issued, in a private placement to institutional investors, additional debentures of Series C, in a principal amount of NIS 81 million and additional debentures of Series D, in a principal amount of approximately NIS 494 million, in exchange for a total consideration of NIS 600 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 8 - Contingent Liabilities

A.
In January 2007 a purported class action lawsuit was filed against the Company, two other cellular operators and two landline operators in the District Court of Jerusalem by three plaintiffs, claiming to be subscribers of some of the defendants, in connection with an alleged violation of the defendants' statutory duty to allow their subscribers to transfer with their number to another operator, thus, allegedly causing monetary damage to the subscribers. In March 2008 the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, following request of the plaintiffs to withdraw their claim. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be at least NIS 10.6 billion.

B.
In April 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs who claim to be subscribers of the Company. The claim alleges that the Company, unlawfully and in violation of its license, raised its rates in pricing plans that include a commitment to purchase certain services for a fixed period. In February 2008 the motion for certification as a class action and the lawsuit were denied. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs at approximately NIS 230 million.

C.
In February 2008 a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with sums the Company allegedly overcharged, when the Company raised its tariffs for SMS packages. If the lawsuit is recognized as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 43 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

D.
In March 2008 a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be the Company's subscribers. The plaintiffs claim that the Company has unlawfully charged its subscribers for providing them with call details records. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 440 million. At this preliminary stage the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

E.
In April 2008, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by plaintiffs claiming to be subscribers of the Company. The plaintiffs claim that the Company overcharged certain subscribers entitled to rebates under their agreement with the Company, by miscalculating the rebate. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 100 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

F.
In May 2008, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company and two other cellular operators ("the defendants") in the District Court of Tel Aviv-Jaffa, by plaintiffs claiming to be subscribers of the defendants. The plaintiffs claim that the defendants have unlawfully charged their subscribers for certain failed calls attempted by the subscribers, while abroad. If the lawsuit is certified as a class action, the total amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 50 million, without specifying the amount attributed to the Company. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

For other contingent liabilities, refer to Note 16A to the Company's annual financial statements as at December 31, 2007.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs

As stated in note 2(a), these are the Company’s first condensed consolidated interim financial statements for part of the period covered by the first IFRS annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2008, the comparative information for the three months ended March 31, 2007, the financial statements for the year ended December 31, 2007 and the preparation of an opening IFRS balance sheet at January 1, 2007 (the Company's date of transition).

This note has been prepared according to IFRSs that are in effect or will otherwise be available for early adoption in the annual financial statements for the year ending December 31, 2008 that are subject to changes and additional clarification publications and therefore cannot be determined with certainty. Accordingly, the accounting policy for this year, that is relevant for this interim information, will be determined finally only during the preparation of the first annual financial statements in accordance with IFRS on December 31, 2008.

An explanation of how the transition from previous GAAP to IFRSs has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

IFRS Leniencies implemented

Provisions include asset retirement obligations. Upon the initial recognition of property, plant and equipment, the Company includes in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

The Company recognized a liability to dismantle and remove the asset and to restore the site on which it was located in accordance with IAS 37 at the transition date. For the measurement of a fixed asset item, according to the leniency included in IFRS 1 paragraph 25E, the Company calculated the amount that would have been included in the cost of the asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in the item above to the date on which the liability was initially incurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs (cont'd)

Reconciliation of equity

		January 1, 2007					December 31, 2007
			Effect of applying IFRS
		Israeli GAAP as reported prior to the adoption of new Israeli accounting standards in 2007	Effects reflected upon the adoption of new Israeli accounting standards in 2007	Israeli GAAP as reported after the adoption of new Israeli accounting standards in 2007	Other effect of applying IFRS	IFRS	Israeli GAAP	Effect of applying IFRS	IFRS
	Note	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Current assets
Cash and cash equivalents		56	-	56	-	56	911	-	911
Trade receivables, net		1,242	-	1,242	-	1,242	1,385	-	1,385
Other receivables including derivatives	A, B	123	-	123	(50)	73	133	(37)	96
Inventory		131	-	131	-	131	245	-	245
Total current assets		1,552	-	1,552	(50)	1,502	2,674	(37)	2,637

Long-term receivables	C	526	-	526	21	547	545	30	575

Property, plant and
equipment, net	C, D	2,390	165	* 2,555	(23)	2,532	2,368	(33)	2,335

Intangible assets, net	D	458	237	695	-	695	685	-	685
Total non-current assets		3,374	402	3,776	(2)	3,774	3,598	(3)	3,595

Total assets		4,926	402	* 5,328	(52)	5,276	6,272	(40)	6,232

*  Includes accumulative effect as of the adoption of Standard No. 27 regarding asset retirement obligations, net effect of NIS 5 million, see Note 2U(2) of the  Company's annual financial statements as at December 31, 2007

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs (cont'd)

Reconciliation of equity (cont'd)

		January 1, 2007					December 31, 2007
			Effect of applying IFRS
		Israeli GAAP as reported prior the adoption of new Israeli accounting standards in 2007	Effects reflected upon the adoption of new Israeli accounting standards in 2007	Israeli GAAP as reported after the adoption of new Israeli accounting standards in 2007	Other effect of applying IFRS	IFRS	Israeli GAAP	Effect of applying IFRS	IFRS
	Note	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Current liabilities
Short-term credit		-	-	-	-	-	353	-	353
Trade payables and accrued expenses	F	819	-	819	(44)	775	1,007	(54)	953
Current tax liabilities	E	-	-	-	117	117	-	122	122
Provisions	F	-	-	-	81	81	-	91	91
Other current liabilities including derivatives	E, F	496	-	496	(154)	342	543	(159)	384
Total current liabilities		1,315	-	1,315	-	1,315	1,903	-	1,903
Long-term loans from banks		1,208	-	1,208	-	1,208	343	-	343
Debentures		1,989	-	1,989	-	1,989	2,983	-	2,983
Provisions		-	-	-	12	12	-	14	14
Other long-term liabilities	D	2	12	* 14	(12)	2	17	(14)	3
Deferred tax liabilities	A, B, D, G	105	105	* 210	(57)	153	196	(47)	149
Total non-current liabilities		3,304	117	3,421	(57)	3,364	3,539	(47)	3,492
Total liabilities		4,619	117	4,736	(57)	4,679	5,442	(47)	5,395
Shareholders equity
Share capital		1	-	1	-	1	1	-	1
Capital reserves	H	(24)	-	(24)	-	(24)	(4)	(29)	(33)
Cash dividend declared subsequent to
the balance sheet date	J	-	-	-	-	-	700	(700)	-
Retained earnings	A, C, D, H, J	330	285	* 615	5	620	133	736	869
Total shareholders’ equity		307	285	592	5	597	830	7	837
Total liabilities and shareholders’ equity		4,926	402	5,328	(52)	5,276	6,272	(40)	6,232

*  Includes accumulative effect as of the adoption of Standard No. 27 regarding asset retirement obligations, net effect of NIS 5 million, see Note 2U(2) of the  Company's annual financial statements as at December 31, 2007

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs (cont'd)

Reconciliation of equity (cont'd)'
		March 31, 2007
			Effect of
			applying
		Israeli GAAP	IFRS	IFRS
		NIS millions
	Note	(Unaudited)

Current assets
Cash and cash equivalents		225	-	225
Trade receivables, net		1,274	-	1,274
Other receivables including derivatives	A, B	139	(44)	95
Inventory		137	-	137
Total current assets		1,775	(44)	1,731

Long-term receivables	C	524	21	545

Property, plant and
equipment, net	C, D	2,453	(23)	2,430

Intangible assets, net	D	679	-	679
Total non-current assets		3,656	(2)	3,654

Total assets		5,431	(46)	5,385

Current liabilities
Short-term credit		121	-	121
Trade payables and accrued expenses	F	715	(44)	671
Current tax liabilities	E	-	145	145
Provisions	F	-	81	81
Other current liabilities including derivatives	E, F	500	(182)	318
Total current liabilities		1,336	-	1,336

Long-term loans from banks		1,076	-	1,076
Debentures		1,989	-	1,989
Provisions		-	13	13
Other long-term liabilities	D	15	(13)	2
Deferred tax liabilities	A, B, D, G	203	(51)	152
Total non-current liabilities		3,283	(51)	3,232
Total liabilities		4,619	(51)	4,568
Shareholders equity
Share capital		1	-	1
Capital reserves	H	(12)	(11)	(23)
Cash dividend declared subsequent to the balance sheet date	J	198	(198)	-
Retained earnings	A, C, D, H, J	625	214	839

Total shareholders’ equity		812	5	817

Total liabilities and shareholders’ equity		5,431	(46)	5,385

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs (cont'd)

Adjustment of the earnings
		Year ended December 31, 2007
			Effect of
		Israeli	applying
		GAAP	IFRS	IFRS
		NIS millions
	Note	(Audited)

Revenues		6,050	-	6,050
Cost of revenues	A	3,372	5	3,377
Gross profit		2,678	(5)	2,673

Selling and marketing expenses		685	-	685
General and administrative expenses	C	652	1	653
Other expenses (income)	K	-	3	3
Operating income		1,341	(9)	1,332

Financing expenses		(287)	-	(287)
Financing income	A	131	9	140
Financing costs, net		(156)	9	(147)

Other expenses (income)	K	3	(3)	-

Income before income tax		1,182	3	1,185

Income tax	A	309	1	310
Net income		873	2	875

Earnings per share
Basic earnings per share (in NIS)		8.95	0.02	8.97
Diluted earnings per share (in NIS)		8.87	0.02	8.89

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs (cont'd)

Adjustment of the earnings

		Three-month period ended March 31, 2007
			Effect of
		Israeli	applying
		GAAP	IFRS	IFRS
		NIS millions
	Note	(Unaudited)

Revenues		1,438	-	1,438
Cost of revenues	A	783	1	784
Gross profit		655	(1)	654

Selling and marketing expenses		149	-	149
General and administrative expenses		159	-	159
Other expenses (income)	K	-	(1)	(1)
Operating income		347	-	347

Financing expenses		(55)	-	(55)
Financing income	A	12	1	13
Financing costs, net		(43)	1	(42)

Other expenses (income)	K	(1)	1	-

Income before income tax		305	-	305

Income tax		97	-	97
Net income		208	-	208

Earnings per share
Basic earnings per share (in NIS)		2.13	-	2.13
Diluted earnings per share (in NIS)		2.13	-	2.13

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs (cont'd)

A.
In accordance with Israeli GAAP, no separation of embedded derivatives is required, as is required in accordance with IFRS. The effect of applying IFRS as at January 1, 2007 and as at March 31, 2007, includes an increase in other receivables in the amount of NIS 10 million, an increase in deferred tax liabilities in the amount of NIS 3 million and an increase in retained earnings in the amount of NIS 7 million (net of tax). The effect of applying IFRS as at December 31, 2007 includes an increase in other receivables in the amount of NIS 14 million, an increase in deferred tax liabilities in the amount of NIS 4 million and an increase in retained earnings in the amount of NIS 10 million (net of tax). In addition, the cost of revenues increased in the amount of NIS 1 and 5 million, financing income increased in the amount of NIS 1 and 9 million, for the period of three-months ended March 31, 2007 and the year ended December 31, 2007, respectively. Tax expenses increased in the amount of NIS 1 million for the year ended December 31, 2007.

B.
In accordance with Israeli GAAP, deferred tax assets or liabilities were classified as current assets or current liabilities and non-current assets or non-current liabilities according to the classification of the assets or liabilities for which they were created. In accordance with IFRS, deferred tax assets are classified as non-current assets or non-current liabilities even if it is anticipated that they will be realized in the short term. Therefore, upon applying IFRS, short-term deferred tax assets as at January 1, 2007, March 31, 2007 and December 31, 2007 in the amount of NIS 60 million, NIS 54 million and NIS 51 million, respectively, were reclassified from the item of other receivables under current assets to the item of deferred tax liabilities under non-current liabilities.

C.
In accordance with Israeli GAAP, lands leased from the Israel Lands Administration ("ILA") are classified as property, plant and equipment and are not depreciated. In accordance with IFRS, when these lands are not considered owned by the Company, the lease payments are classified as long-term receivables and are amortized over the lease period, including the optional extension period if on the date of signing the lease agreement it was reasonably certain that the option will be exercised. Accordingly, as at January 1, 2007 and as at March 31, 2007, the Company recorded an increase in long-term receivables in the amount of NIS 21 million, a decrease in property, plant and equipment in the amount of NIS 23 million, and a decrease in retained earnings in the amount of NIS 2 million. As at December 31, 2007 the Company recorded an increase in long-term receivables in the amount of NIS 30 million, a decrease in property, plant and equipment in the amount of NIS 33 million, and a decrease in retained earnings in the amount of NIS 3 million. The amortization of lease payments was reflected in an increase in amortization expense in the amount of NIS 1 million for the year ended December 31, 2007.

D.	See notes 2(U)2 and 2(U)4 of the Company's annual financial statements as at December 31, 2007 regarding the adoption of Standard No. 27 and Standard No. 30 respectively.

E.
In accordance with Israeli GAAP, current taxation liabilities were classified as other current liabilities. In accordance with IFRS, current taxation liabilities are presented as a separate item in current liabilities. Therefore, upon applying IFRS, current taxation liabilities as at January 1, 2007, March 31, 2007 and December 31, 2007 in the amount of NIS 117 million, NIS 145 million and NIS 122 million, respectively, were reclassified from the item of other current liabilities under current liabilities to the item of current taxation liabilities under current liabilities.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs (cont'd)

F.
In accordance with Israeli GAAP, current and non-current provisions were classified as trade payables and accrued expenses, other current liabilities, or other long-term liabilities, according to the origin of the provision. In accordance with IFRS, current provisions are presented as a separate item in current liabilities. Therefore, upon applying IFRS, as at January 1, 2007, March 31, 2007, and December 31, 2007: trade payables and accrued expenses decreased in the amount of NIS 44 million, NIS 44 million, and NIS 54 million, respectively; other current liabilities including derivatives decreased in the amount of NIS 37 million, NIS 37 million, and NIS 37 million, respectively; and current provisions increased in the amount of NIS 81 million, NIS 81 million, and NIS 91 million, respectively. In addition, in accordance with IFRS, non-current provisions are presented as a separate item in non-current liabilities. Therefore, upon applying IFRS, as at January 1, 2007, March 31, 2007, and December 31, 2007, non-current provisions increased and other long-term liabilities decreased in the amount of NIS 12 million, NIS 13 million, and NIS 14 million, respectively.

G.
The deferred tax liability as presented hereunder has changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse:

		January 1	March 31	December 31
		2007	2007	2007
	Note	NIS millions	NIS millions	NIS millions

Property, plant and equipment, net	D	105	-	-
Other receivables	A	3	3	4
Deferred tax liabilities	B	(60)	(54)	(51)
		48	(51)	(47)

H.
In accordance with Israeli GAAP, expenses recognized regarding share-based payment transactions were recorded against a capital reserve in the shareholders' equity. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the retained earnings. Accordingly, the balance of the capital reserve decreased as of March 31, 2007 and December 31, 2007 in the amount of NIS 11 million and NIS 29 million, and the retained earnings increased in the amount of NIS 11 million and NIS 29 million, respectively.

I.	The effect of the aforementioned adjustments (net of tax) on the retained earnings:

		January 1	March 31	December 31
		2007	2007	2007
	Note	NIS millions	NIS millions	NIS millions

Property, plant and equipment, net	D	285	-	-
Other receivables	A	7	7	10
Lands leased from the ILA	C	(2)	(2)	(3)
Classification of surplus resulting
from share base payment	G	-	11	29
Dividend declared subsequent to
balance sheet date	I	-	198	700
		290	214	736

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Explanation of transition to IFRSs (cont'd)

J.
In accordance with Israeli GAAP, a dividend declared subsequent to the balance sheet date and before the approval date of the financial statements was appropriated within shareholders’ equity as a separate item “Dividend declared subsequent to balance sheet date” against a decrease in retained earnings. In accordance with IFRS, such a dividend only requires disclosure and does not require any equity reclassification. Accordingly, as at March 31, 2007, and December 31, 2007 the balance of retained earnings increased and the dividend declared subsequent to the balance sheet date that is presented in shareholders’ equity decreased by the amount of NIS 198 million and NIS 700 million, respectively.

K.
In accordance with Israeli GAAP, gains and losses from the sale of property, plant and equipment net and other income / expenses were not included in operating income. In accordance with IFRS, these items are included in operating income. The effect of applying IFRS for the three-month period ended March 31, 2007, and the year ended December 31, 2007 is reflected in a reclassification of these items so as to be included in the operating income, in the amount of and income  of NIS 1 million and an expense of NIS 3 million, respectively.

L.	Explanation of material adjustments to the cash flow statements:

1.
Interest of NIS 1 million and NIS 23 million received from investments during the three months ended March 31, 2007 and the year ended December 31, 2007, respectively, is classified as investing cash flows under IFRSs, but was included in operating cash flows under Israeli GAAP.

2.
Interest of NIS 98 million and NIS 177 million paid during the three months ended March 31, 2007 and the year ended December 31, 2007, respectively, is classified as financing cash flows under IFRSs, but was included in operating cash flows under Israeli GAAP.

There are no other material differences between the cash flow statement presented under IFRSs and cash flow statement presented under Israeli GAAP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 14, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel